August 12, 2019

Tony Lauro II
Chief Financial Officer
International Money Express, Inc.
9480 South Dixie Highway
Miami, Florida 33156

       Re: International Money Express, Inc.
           Registration Statement on Form S-3
           Filed July 30, 2019
           File No. 333-232888

Dear Mr. Lauro II:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Description of the Debt Securities
Governing Law, page 14

1. We note your disclosure that the indenture will include jury trial waiver and exclusive forum provisions. Please confirm, if true, that the jury waiver and exclusive forum provisions are not intended to apply to claims under the U.S. federal securities laws. With regards to the exclusive forum provision, if it does not apply to actions arising under the
       Securities Act or Exchange Act, please ensure that the exclusive forum provision in the indenture states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
       Act. If the provisions do apply to claims under the U.S. federal securities laws, please clearly disclose this in your filing and indenture and provide risk factor disclosure in your
 Tony Lauro II
International Money Express, Inc.
August 12, 2019
Page 2
         registration statement related to these provisions, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders ability to bring a claim in a judicial forum that they find favorable. This comment also applies to the disclosure on page 6 regarding the exclusive forum provision included in your charter.
Selling Stockholders, page 15

2. We note your disclosure on page 18 that "[t]he applicable prospectus supplement will identify the Selling Stockholders." However, you do not appear eligible to rely on
         Securities Act Rule 430B(b) to omit selling shareholder disclosure with respect to the resale offering of your common stock. In this regard, please note that companies that were shell companies during the past three years may not omit this information under
         Rule 430B(b)(2)(iv) of the Securities Act of 1933, as amended. Please revise throughout the prospectus to include the number of shares registered for resale and include the list of selling shareholders in this section.
Information Incorporated by Reference , page 20

3. Please incorporate by reference your current report on Form 8-K filed July 30, 2019.
         Refer to Item 12(a) of Form S-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer Lopez, Staff Attorney, at 202-551-3792 or Mara Ransom,
Assistant Director, at 202-551-3264 with any questions.



FirstName LastNameTony Lauro II                                Sincerely,
Comapany NameInternational Money Express, Inc.
                                                               Division of
Corporation Finance
August 12, 2019 Page 2                                         Office of
Consumer Products
FirstName LastName